SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
              UNDER THE SECURITIES EXCHANGE ACT OF 1934 (the "Act")

                           USA VIDEO INTERACTIVE CORP.
          ------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, no par value
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                   902924 20 8
          ------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
          ------------------------------------------------------------
            (Date of Event which requires Filing of this Statement))


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     (   )     Rule  13d-1(b)

     (   )     Rule  13d-1(c)

     ( X )     Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1) NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ANTON  J.  DRESCHER


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(2)  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:
                                                                         (a) ( )
                                                                         (b) ( )
     NOT  APPLICABLE

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(3)  SEC  USE  ONLY


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(4)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     CANADIAN


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                    (5)  SOLE  VOTING  POWER
     NUMBER  OF         5,681,885  COMMON  SHARES
     SHARES
     BENEFICIALLY   ------------------------------------------------------------
     OWNED  BY
     EACH           (6)  SHARED  VOTING  POWER
     REPORTING           0
     PERSON
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                    (7)  SOLE  DISPOSITIVE  POWER
                         5,681,885  COMMON  SHARES

                    (8)  SHARED  DISPOSITIVE  POWER
                         0

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(9)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     5,681,885  COMMON  SHARES  (1)

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(10) CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  9 EXCLUDES CERTAIN SHARES*
     (   )  NOT  APPLICABLE

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(11) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

     6.09%     (See  response  to  Item  4).


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(12) TYPE  OF  REPORTING  PERSON*

     IN


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     (1)  SEE  NOTE  1  OF  ITEM  4(A)  BELOW

Item  1(a).     Name  of  Issuer:

                USA  VIDEO  INTERACTIVE  CORP.

Item  1(b).     Address  of  Issuer's  Principal  Executive  Offices:

                70  Essex  Street
                Mystic,  Connecticut  06355

Item  2(a).     Name  of  Person  Filing:

                ANTON  J.  DRESCHER

Item  2(b).     Address  of  Principal  Business  Office or, if None, Residence:

                #507,  837  West  Hastings  Street
                Vancouver,  BC  V6C  3N6

Item  2(c).     Citizenship

                Canadian

Item  2(d).     Title  of  Class  of  Securities:

                Common  shares,  no  par  value

Item  2(e).     CUSIP  Number:

                902924  20  8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                (a) [ ] Broker or dealer registered under Section 15 of the Act;

                (b) [ ] Bank  as  defined  in  Section  3(a)(6)  of  the Act;

                (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Act;

                (d) [ ] Investment  Company registered under Section 8 of the
                        Investment  Company  Act;

                (e) [ ] Investment Adviser registered under Section 203 of the
                        Investment  Advisers  Act  of  1940;

                (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                        Rule 13d-1(b)(1)(ii)(F);

                (g) [ ] Parent  Holding  Company,  in  accordance  with  Rule
                        13d-1(b)(1)(ii)(G);  see  Item  7,

                (h) [ ] A savings associations as defined in Section 3(b) of the
                        Federal  Deposit  Insurance  Act  (12  U.S.C.  1813);

                (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                (j) [ ] Group,  in  accordance  with Rule 13d-1(b)(1)(ii)(H).

                        NOT  APPLICABLE

Item  4.        Ownership.

                (a)  Amount  beneficially  owned:
                     5,681,885  COMMON  SHARES (1)

                    (1) The Reporting Person beneficially owns in the aggregate,
                        5,681,885 common shares of which: 4,131,885 common shares are currently held, 600,000 common shares are issuable upon the exercise of share purchase warrants, and 950,000 common shares are issuable upon the exercise of stock options (750,000 of these stock options were issued after December 31, 2001), such warrants and options being fully vested and exercisable as of the date of this filing.

                     Each common share entitles the holder to one vote per share.

                (b)  Percent  of  class:  6.09%

                (c)  Number  of  shares  as  to  which  such  person  has:

                     (i)   Sole  power  to  vote or to direct the vote:
                           5,681,885  COMMON  SHARES

                     (ii)  Shared  power  to  vote  or  to  direct  the  vote:
                           0

                      (iii) Sole  power  to dispose or to direct the disposition of:
                            5,681,885  COMMON  SHARES

                     (iv)  Shared  power to dispose or to direct the disposition of:
                           0

Item  5.     Ownership  of  Five  Percent  or  Less  of  a  Class.

             Not  applicable

Item  6.     Ownership  of  More  than Five Percent on Behalf of Another Person.

             Not  applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not  applicable

Item  8.     Identification  and  Classification  of  Members  of  the  Group.

             Not  applicable

Item  9.     Notice  of  Dissolution  of  Group.

             Not  applicable

Item  10.     Certification.

             Not  applicable


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 March 27, 2002
                                 --------------

                                      DATE


          /s/  Anton  J.  Drescher
          ------------------------------------------------------
          Signature